January 22, 2016
VIA EDGAR SUBMISSION

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    ScanSource, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 27, 2015
File No. 000-26926

Dear Ms. Collins,

We are in receipt of your comment letter dated January 14, 2016, regarding the Securities and Exchange Commission’s review of ScanSource, Inc.’s (the “Company”) form 10-K for the fiscal year ended June 30, 2015. As discussed with Mr. David Edgar, we are requesting an extension to the response deadline. The need for the extension is due to the timing of the Company’s current 10-Q filing for the quarter ended December 31, 2015 which is due on February 9, 2016. The Company respectfully requests an extension until February 29, 2016.

Sincerely,

/s/ Gerald Lyons

Gerald Lyons
Senior Vice President and Principal Accounting Officer